

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2018

Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, South Dakota 57108

     Re: **NorthWestern Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 13, 2018
              File No. 1-10499

Dear Mr. Rowe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ William H. Thompson

              William H. Thompson
              Accounting Branch Chief
              Office of Consumer Products

cc: Crystal Lail, Vice President and Controller